Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3484 warren@chapman.com

May 21, 2025

VIA EDGAR CORRESPONDENCE

Jaea Hahn

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: REX ETF Trust (the “Registrant”), on behalf of its series,
REX COIN Growth & Income ETF, REX MSTR Growth & Income ETF,
REX NVDA Growth & Income ETF and REX TSLA Growth & Income ETF

File Nos. 333-283221; 811-24023

Dear Ms. Hahn:

This letter responds to your additional comments provided on May 19, 2025, regarding the registration statement filed by the Registrant on Form N-1A (the “Registration Statement”) with the staff of the Securities and Exchange Commission (the “Staff”) on November 14, 2024, and further amended on February 19, 2025, April 14, 2025, and May 14, 2025, on behalf of REX COIN Growth & Income ETF, REX MSTR Growth & Income ETF, REX NVDA Growth & Income ETF and REX TSLA Growth & Income ETF (each, a “Fund” and collectively, the “Funds”), each a series of the Registrant. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement. We are submitting via EDGAR this letter on behalf of the Funds, which is intended to respond to your comments.

Comment 1 – General

The Staff reminds the Funds and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement.

Comment 2 – Principal Investment Strategies

With respect to each Fund’s 80% investment policy, please clarify that the “income producing investments” are tied to the applicable underlying security.

Response to Comment 2

The disclosure has been revised in accordance with the Staff’s comment.

Comment 3 – Principal Investment Strategies

The Staff notes the disclosure states that options contracts may be less efficient than the use of swap agreements. Please clarify in the disclosure why the Funds may not be able to use swap agreements.

Response to Comment 3

The disclosure has been revised in accordance with the Staff’s comment.

Comment 4 – Principal Investment Strategies

Please clarify if the Funds will use both a traditional covered call strategy and a synthetic covered call strategy.

Response to Comment 4

The disclosure has been revised in accordance with the Staff’s comment.

Comment 5 – Principal Investment Strategies

Please move the paragraph beginning with “The Fund’s portfolio will consist of the following elements…” earlier in the “Principal Investment Strategies” section.

Response to Comment 5

The disclosure has been revised in accordance with the Staff’s comment.

Comment 6 – Principal Risks

Please clarify that the “Blockchain Risk” and “Crypto Asset Market and Volatility Risk” apply to the Fund’s investments in COIN.

Response to Comment 6

The disclosure has been revised in accordance with the Staff’s comment.

Comment 7 – Principal Risks

The Staff notes that the Fund will be concentrated in the industry or group of industries to which the applicable underlying security is assigned. For example, COIN is assigned to the Capital Markets industry. Please consider removing the “Financial Sector Risk” under the “Concentration Risk.”

Response to Comment 7

The disclosure has been revised in accordance with the Staff’s comment.

Comment 8 – General

Please supplementally confirm to the Staff that the changes made in connection with this comment response letter will be the only changes made to the definitive registration statement.

Response to Comment 8

The Registrant so confirms.

* * * * * * * * * * * * * * * * * * * * *

Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren, Esq.

cc:	Robert Rokose, President and Chief Financial Officer, REX Advisers, LLC